Exhibit 99.1

LakeShore Biopharma Announces US$15 Million Private Placement Financing

BEIJING, July 8, 2025 — LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has entered into a share and warrant purchase agreement (the “Purchase Agreement”) with an institutional investor for the issuance and sale of 16,987,542 ordinary shares of the Company, par value US$0.0002 per share, at US$0.883 per share, and 16,987,542 warrants, each entitling the institutional investor to purchase one ordinary share at an exercise price of US$1.079 at any time and from time to time during a 36-month period, in a private placement of US$15 million exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended. The closing of the private placement is expected to take place as soon as possible upon agreement by the parties to the Purchase Agreement, subject to customary conditions precedent stipulated thereunder.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation, or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Safe Harbor Statement

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance.

The Company cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties and other important factors in the Company’s subsequent filings with the SEC. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. However, while the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this press release. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

For investor and media inquiries, please contact:

Website: https://investors.lakeshorebio.com/

Email: ir@lakeshorebio.com